

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48259

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2009 (MM/DD/YY) AND ENDING 12-31-2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Geary Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 N. Robinson, Suite 200
(No. and Street)

Oklahoma City (City) Oklahoma (State) 73102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Denise Hintze 405-235-5714
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

211 N. Robinson, Suite 1200, Oklahoma City, OK 73102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith D. Geary, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Geary Securities, Inc. (The "Company"), as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and Chief Executive Officer

Title

March 9, 2010

Notary Public


KAREN COKER
NOTARY
07009614
EXP. 10/15/11
PUBLIC
STATE OF OKLAHOMA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~XXXXXXXXXXXXXXXXXXXXXX~~ Cash Flow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



Audit • Tax • Advisory
Grant Thornton LLP
211 N Robinson, Suite 1200N
Oklahoma City, OK 73102-7148
T 405.218.2800
F 405.218.2801
www.GrantThornton.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Geary Securities, Inc.

We have audited the accompanying statements of financial condition of Geary Securities, Inc. (formerly Capital West Securities, Inc.), an Oklahoma Corporation, as of December 31, 2009 and 2008, and the related statements of operations, stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Geary Securities, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the financial statements, the Company has suffered recurring losses from operations and had regulatory net capital deficiencies subsequent to December 31, 2009. These factors, among others, as discussed in Note B, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Oklahoma City, Oklahoma
March 9, 2010

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

Geary Securities, Inc.
(a wholly owned subsidiary of The Geary Companies, Inc.)

STATEMENTS OF FINANCIAL CONDITION

December 31,

ASSETS	2009	2008
CASH AND CASH EQUIVALENTS	$ 168,601	$555,758
RECEIVABLES FROM CLEARING ORGANIZATIONS	521,262	467,417
SECURITIES OWNED - AT MARKET, pledged to clearing organization	367,488	3,812,872
RECEIVABLE FROM PARENT	830,944	-
ACCRUED INTEREST RECEIVABLE	1,167	43,598
INCOME TAXES RECEIVABLE	-	19,068
PROPERTY AND EQUIPMENT, net	231,682	319,399
GOODWILL, net	-	90,203
OTHER ASSETS	66,325	151,852
	$2,187,469	$5,460,167

LIABILITIES AND STOCKHOLDER'S EQUITY	2009	2008
LIABILITIES		
Accrued liabilities and payables	$ 611,409	$ 425,907
Payable to clearing organizations	-	2,706,820
Total liabilities	611,409	3,132,727
COMMITMENTS AND CONTINGENCIES (notes B and G)		
STOCKHOLDER'S EQUITY		
Common stock - $.01 par value; authorized, issued and outstanding, 3,000,000 shares	30,000	30,000
Additional paid-in capital	853,571	853,571
Retained earnings	692,489	1,443,869
	1,576,060	2,327,440
	$2,187,469	$5,460,167

The accompanying notes are an integral part of these statements.

Geary Securities, Inc.
(a wholly owned subsidiary of The Geary Companies, Inc.)

STATEMENTS OF OPERATIONS

Year ended December 31,

	2009	2008
REVENUES		
Commissions	**$5,695,776**	$10,601,922
Trading profits, net	**1,748,901**	718,921
Management and underwriting fees	**673,779**	1,253,291
Interest and dividends	**154,107**	177,229
Other	**(2,936)**	474,522
Total revenues	**8,269,627**	13,225,885
EXPENSES		
Employee compensation and benefits	**5,318,266**	5,709,558
Clearing, execution and account charges	**103,346**	280,638
Communications	**246,737**	248,406
Occupancy and equipment	**291,275**	148,372
Depreciation and amortization	**123,797**	76,276
Professional fees	**594,488**	626,693
Management fee	**-**	3,532,433
Advertising	**441,557**	422,576
Research	**269,184**	204,629
Interest expense	**151,014**	224,310
Goodwill impairment	**90,203**	-
Other operating	**940,960**	873,432
Total expenses	**8,570,827**	12,347,323
NET (LOSS) EARNINGS	**$ (301,200)**	$ 878,562

The accompanying notes are an integral part of these statements.

Geary Securities, Inc.
(a wholly owned subsidiary of The Geary Companies, Inc.)

STATEMENT OF STOCKHOLDER'S EQUITY

Years ended December 31, 2009 and 2008

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at January 1, 2008	$ 30,000	$853,571	$1,062,786	$1,946,357
Net earnings	-	-	878,562	878,562
Distribution to Parent	-	-	(497,479)	(497,479)
Balance at December 31, 2008	30,000	853,571	1,443,869	2,327,440
Net loss	-	-	(301,200)	(301,200)
Distribution to Parent	-	-	(450,180)	(450,180)
Balance at December 31, 2009	$ 30,000	$853,571	$692,489	$1,576,060

The accompanying notes are an integral part of this statement.

Geary Securities, Inc.
(a wholly owned subsidiary of The Geary Companies, Inc.)

STATEMENTS OF CASH FLOWS

Year ended December 31,

	2009	2008
OPERATING ACTIVITIES		
Net (loss) earnings	$ (301,200)	$ 878,562
Adjustments to reconcile net (loss) earnings to net cash provided by (used in) operating activities		
Depreciation and amortization	123,797	76,276
Goodwill impairment	90,203	-
Changes in operating assets and liabilities		
Receivables from clearing organizations	(53,845)	150,682
Securities owned	3,445,384	(3,246,554)
Accrued interest receivable	42,431	(41,722)
Income taxes receivable	19,068	29,793
Other asset	85,527	(76,966)
Accrued liabilities and payables	185,502	(579,381)
Payable to clearing organizations	(2,706,820)	2,640,502
Net cash provided by (used in) operating activities	930,047	(168,808)
INVESTING ACTIVITIES		
Purchase of property and equipment	(36,080)	(362,644)
Change in receivable from Parent	(830,944)	-
	(867,024)	(362,644)
FINANCING ACTIVITIES		
Distribution to Parent	(450,180)	(497,479)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(387,157)	(1,028,931)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	555,758	1,584,689
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 168,601	$ 555,758
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for interest	$ 151,014	$ 224,310

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

NOTE A - SUMMARY OF ACCOUNTING AND REPORTING POLICIES

Geary Securities, Inc. (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Act"). Effective December 1, 2009, Capital West Securities, Inc. changed its operating name to Geary Securities, Inc. The Company is wholly owned by The Geary Companies, Inc. (the "Parent").

The Company operates as an introducing broker-dealer on a fully disclosed basis and offers its clients (individual and institutional investors) a variety of products and services. The Company also offers investment banking and municipal finance services. The Company's operations are primarily in Oklahoma and Texas.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and reflect industry practices. The following represents the more significant of those policies and practices.

1. Basis of Presentation

In preparing its financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Cash and Cash Equivalents

The Company considers all liquid investments with original maturities when acquired of three months or less to be cash equivalents. The Company maintains its cash in accounts which may, at times, exceed federally insured limits. The Company has not experienced any losses in cash and cash equivalents and believes it is not exposed to any significant risks. At December 31, 2009, the Company had bank balances of approximately $207,000 at one financial institution. At December 31, 2008 the Company had bank balances of approximately $474,000 and $311,000 at two financial institutions.

3. Receivables From and Payable to Clearing Organizations

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis resulting in receivables from and payables to the clearing organization. At December 31, 2009, receivables from clearing organizations also include deposits with the clearing broker. At December 31, 2009, there was no payable to the clearing organization. At December 31, 2008, receivables from clearing organizations included deposits with clearing brokers and amounts withheld by former clearing broker (see note G). At December 31, 2008, the payable to clearing organization relates to the aforementioned transactions and is collateralized by securities owned by the Company. Such payable can be subject to interest changes pursuant to the clearing agreement.

NOTE A - SUMMARY OF ACCOUNTING AND REPORTING POLICIES - CONTINUED

4. Securities Transactions

Securities transactions and related commission revenue and expense are recorded on the trade date as if they had settled. Management and underwriting fees are recorded at the time the services are completed and the income is reasonably determinable.

5. Securities Owned

Securities owned primarily consist of tax-exempt and corporate securities carried at fair value (see note F). At December 31, 2009, securities owned consisted of corporate equities with a fair value of $7 and tax exempt obligations with a fair value of $367,481. At December 31, 2008 securities owned consisted of corporate equities with a fair value of $22,440 and tax exempt obligations with a fair value of $3,790,432.

6. Property and Equipment

Major classes of property and equipment consist of the following at December 31:

	2009	2008
Office equipment and furniture	$ 290,118	$ 275,526
Software	7,370	7,370
Leasehold improvements	195,228	173,740
	492,716	456,636
Less accumulated depreciation and amortization	(261,034)	(137,237)
	$ 231,682	$ 319,399

Depreciation of property and equipment is calculated under an accelerated method using estimated useful lives of three to seven years. Leasehold improvements are amortized over the term of the lease.

The Company reviews the carrying value of long-lived assets used in operations when changes in events or circumstances indicate the asset might have become impaired. The review is based on comparing the carrying amount of the assets to the undiscounted estimated cash flows over the remaining useful lives. If this review indicates that an asset has been impaired, the Company records a charge to operations to reduce the asset's carrying value to fair value, which is based on estimated discounted cash flows.

NOTE A - SUMMARY OF ACCOUNTING AND REPORTING POLICIES - CONTINUED

7. Goodwill

Goodwill is not amortized, but is be reviewed annually for impairment and tested between annual evaluations if an event occurs or circumstances change that would more likely than not reduce the fair value of the Company below its carrying amount. No impairment of goodwill was required for the year ended December 31, 2008. Due to net losses incurred in 2009, goodwill was fully impaired and an impairment loss of $90,203 was recognized.

8. Income Taxes

The Company and the Parent previously made a qualifying subchapter S election. Accordingly, income taxes on net earnings are not payable by the Company and are not reflected in the accompanying financial statements.

9. Advertising Cost

The Company expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 2009 and 2008 was approximately $442,000 and $423,000, respectively.

10. Rule 15c3-3

The Company is exempt from Rule 15c3-3 under the provisions of subsection (k)(2)(ii). Under this exemption, the *Computation for Determining Reserves Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

NOTE B – MANAGEMENT'S PLANS CONCERNING FINANCIAL CONDITION, NET CAPITAL REQUIREMENTS AND REGULATORY MATTERS

The Company sustained a net loss for 2009 and also sustained net losses in January and February of 2010. These losses were significant enough to cause the Company to fall below its regulatory net capital requirement for one day in January 2010 and several days in February 2010. On February 5, 2010 and February 26, 2010, $75,000 and $750,000, respectively, was paid to the Company as a reduction of the receivable due from Parent, a nonallowable asset for determining regulatory net capital. As a result of these payments, the Company restored its compliance with the regulatory net capital requirement.

As required, notifications of net capital below minimum amount required were made to FINRA, the Company's regulatory organization, the SEC and the Company's clearing organization pursuant to SEC Rule 17a-11(b). As a result, FINRA has commenced an investigation into the circumstances surrounding the notifications. The Company is cooperating fully with the FINRA investigation and will

NOTE B – MANAGEMENT'S PLANS CONCERNING FINANCIAL CONDITION, NET CAPITAL REQUIREMENTS AND REGULATORY MATTERS - CONTINUED

provide FINRA with all requested information and documentation. Under FINRA Sanction Guidelines, sanctions for net capital violations can include monetary sanctions (fines) and suspension of all activities and functions for a period of time. As the investigation has just begun, the Company is unable to comment as to the status of the investigation or the possibility of any sanctions.

Additionally, on March 8, 2010, the Oklahoma Department of Securities issued an Order Initiating Investigation (OII) indicating they commenced a public investigation of the Company and its President and Chief Executive Officer to determine if they violated any provisions of the Oklahoma securities laws or rules. No specific activities were identified in the OII, however management believes the investigation is directed towards a limited number of investment transactions with a limited number of institutional clients. As the investigation has just begun, the Company is unable to comment as to the status of the investigation, the ultimate outcome or the possibility of any enforcement actions.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern; however, its continued losses and the uncertainty of the ultimate outcome of the above noted investigations raise doubt about its ability to continue as a going concern. The financial statements do not include any adjustments related to the recoverability of recorded assets or to the amounts of liabilities or any other adjustments that might be necessary should the Company be unable to continue as a going concern. The Company's ability to continue as a going concern is dependent on market conditions and its ability to improve profitability and maintain adequate regulatory net capital.

In order to improve profitability, management is taking actions to reduce corporate and operational expenses. Management also believes that additional capital support may be available from its Parent if another of the Parent's subsidiaries is able to close one or more resecuritization transactions in the near future. Although there can be no absolute assurance, management believes the Company will be able to maintain its regulatory net capital requirements through December 31, 2010.

NOTE C - NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification to the Securities and Exchange Commission.

At December 31, 2009, the Company had an aggregate indebtedness to net capital ratio of 1.43 to 1, with net capital of $429,020 which was $179,020 in excess of its required net capital of $250,000.

NOTE C - NET CAPITAL REQUIREMENT - CONTINUED

At December 31, 2008, the Company had an aggregate indebtedness to net capital ratio of .66 to 1, with net capital of $1,109,832 which was $859,832 in excess of its required net capital of $250,000.

NOTE D - EMPLOYEE BENEFITS

The Company has a 401(k) plan covering substantially all employees. The plan permits employer discretionary contributions. During 2009, there were no discretionary contributions made. During 2008, discretionary contributions totaled approximately $51,000.

NOTE E - RELATED PARTY TRANSACTIONS

In 2008, the Company had a management agreement with the Parent for the Parent to provide, among other things, office space and certain management services and support. The Company agreed to pay the Parent, as base compensation for the services, a monthly management fee of up to $500,000. The agreement also provided for a reduction in the fee if regulatory net capital requirements would not be met. In 2009, the management agreement was cancelled on a retroactive basis to January 1, 2009. As a result of this termination, the Parent agreed to return funds previously received under the terms of the agreement resulting in a cash payment from the Parent of $750,000 in September 2009 and a receivable from Parent. As of December 31, 2009, the receivable from Parent was approximately $831,000. Because the management agreement was not renewed during 2009, the Company was directly responsible for the cost of the services previously provided by the Parent.

During 2009, the Company made distributions to the Parent in the amount of $450,180.

During 2008, the Parent made distributions to the Parent in the amount of $497,479.

As a part of the Parent's debt agreement with a bank, the Company can not declare or make any cash, share or other dividends or distributions on any class of its shares other than for federal and state tax obligations of the Parent arising from their status as an S Corporation. Additionally, there are certain restrictions on loans to and payments of bonuses to certain key officers, directors or employees as defined in the debt agreement.

NOTE F - FAIR VALUE OF FINANCIAL INSTRUMENTS

For cash and cash equivalents and receivables from and payable to clearing organizations, the carrying amount is a reasonable estimate of fair value due to their short-term nature. Securities owned are carried at fair value.

NOTE F - FAIR VALUE OF FINANCIAL INSTRUMENTS – CONTINUED

Generally accepted accounting principals defines fair value, establishes a framework for measuring fair value and requires certain disclosures about fair value measurements.

Such principles establish a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1	Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset and liability, either directly or indirectly, for substantially the full term of the financial instrument.
Level 3	Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of the Company's financial assets carried at fair value.

Securities Owned

U.S. Treasury securities and exchange-listed common stock are reported at fair value utilizing Level 1 inputs. Other owned securities are reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value information from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, trading spreads, cash flows, developed yield curves, trading levels, trade and market data, credit information and the bond's terms and conditions, among other things.

The following table summarizes financial assets measured at fair value on a recurring basis as of December 31, 2008 and 2009, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

NOTE F - FAIR VALUE OF FINANCIAL INSTRUMENTS - CONTINUED

	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value
2009				
Securities owned	$ 7	$ 367,481	$ -	$ 367,488
2008				
Securities owned	$ 22,440	$3,790,432	$ -	$3,812,872

NOTE G - COMMITMENTS AND CONTINGENCIES

The Company leases certain office space and data information equipment under operating leases. Total rent expense in 2009 and 2008 was approximately $244,300 and $37,400, respectively.

Lease terms, excluding month-to-month arrangements, extend through 2011 and provide for payments as follows:

Year ending December 31	
2010	$226,055
2011	22,265
	$248,320

The Company is subject to market and credit risk in connection with security transactions. The Company is therefore exposed to risk of loss on these transactions in the event of the customers' or brokers' inability to meet the terms of their contracts, in which case the Company may have to purchase or sell securities at prevailing market prices which may not be sufficient to liquidate the contractual obligation. The Company controls this risk by monitoring the market value of securities on a daily basis.

Under the terms of the Company's agreement with its clearing organization, in the event that the Company's customers fail to pay for purchases or to supply securities sold, the Company would be obligated to indemnify the clearing organization for any resulting losses. The Company monitors its customer activity by reviewing information it receives from its clearing organization on a daily basis, monitoring the credit worthiness of the customers and requiring customers to deposit additional collateral or reduce positions when necessary.

In the normal course of business, the Company enters into when-issued and underwriting commitments. There were no such commitments at December 31, 2009.

NOTE G - COMMITMENTS AND CONTINGENCIES – CONTINUED

A customer of the Company initiated an arbitration claim against the Company in 2005. The customer alleged that he suffered losses in his account and sought the recovery of actual damages and punitive damages in excess of $2,900,000. The Company vigorously defended the claim through an arbitration hearing in 2006. The NASD Arbitration Panel issued a nominal award of $9,900 to the customer and the Company immediately paid such award. Thereafter, in 2007, the customer unsuccessfully attempted to pursue a motion to vacate or modify the Panel's award through an action filed in the District Court of Oklahoma County. The court dismissed the customer's action to vacate or modify the award and the customer has since filed an appeal. Management's view, after consultation with outside counsel, is that any form of recovery by the customer will not have a material adverse effect on the Company's financial position or results of operations.

In 2008, the Company initiated a member-to-member arbitration case through FINRA's arbitration process against the former clearing organization. The arbitration claim arose from the clearing relationship that existed between the Company and the former clearing organization that originated in 2007. The Company elected to exercise its right to terminate the clearing agreement with the former clearing organization based on believed material events of default in the former clearing organizations performance of its obligations under the clearing agreement including, but not limited to, issues associated with the former clearing organization's troubled back-office technological conversion in March 2008. The Company was seeking to obtain a declaratory judgment (that the former clearing organization defaulted in it obligations) and money damages as a result of the former clearing organization withholding payment of funds owed to the Company. The former clearing organization denied default and asserted a counterclaim against the Company, seeking to recover contractual termination fees of approximately $440,000. The former clearing organization withheld funds of approximately $315,000 to satisfy any arbitration award that may be entered against the Company. During 2009, the Company and the former clearing organization have settled the dispute resulting in a loss to the Company of approximately $142,000 which was recognized during 2009 and reported as other operating expenses.

A former employee broker has filed complaints against the Company for disability discrimination and retaliation, age discrimination and wrongful termination. While this suit is in the early stages, management's view, after consultation with outside counsel, is that this action will not have a material adverse effect on the Company's financial position or results of operations.

In the normal course of business, there are other legal actions and proceedings pending against the Company. In management's opinion, after consultations with outside counsel, the ultimate liability, if any, resulting from these actions will not have a material adverse effect on the Company's financial position or results of operations.

NOTE H – SUBSEQUENT EVENTS

Subsequent to December 31, 2009, $830,944 was paid to the Company as a reduction of the receivable due from the Parent.

The Company has evaluated events and transactions that occurred subsequent to December 31, 2009 through March 9, 2010, the date these financial statements were available to be issued, for potential recognition or disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

Geary Securities, Inc.
(a wholly owned subsidiary of The Geary Companies, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2009

NET CAPITAL		
Total stockholder's equity from statement of financial condition		$ 1,576,060
Deductions and/or charges		
Nonallowable assets		
Property and equipment	$(231,682)	
Receivable from Parent	(830,944)	
Other assets	(66,325)	(1,128,951)
Net capital before haircuts on securities positions		447,109
Haircuts on securities positions		
Trading and investment securities		(18,089)
NET CAPITAL		$ 429,020
AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition		$ 611,409
TOTAL AGGREGATE INDEBTEDNESS		$ 611,409
NET CAPITAL REQUIREMENT		
Minimum capital required to be maintained (the greater of $250,000 or 1/15 of aggregate indebtedness)		$ 250,000
Excess net capital		$ 179,020
Excess net capital at 1000% (1)		$ 179,020
Ratio of aggregate indebtedness to net capital		1.43 to 1

(1) Computed using minimum capital required to be maintained (the greater of $250,000 or 1/10 of aggregate indebtedness).

Geary Securities, Inc.
(a wholly owned subsidiary of The Geary Companies, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2009

The Company filed, on February 17, 2010 an amended Financial and Operational Combined Uniform Single (FOCUS) report that contained the reconciliation and explanation of material differences between the amended report and the original report.

Adjustments to record additional rent expense and goodwill impairment resulted in a decrease to total stockholder's equity with a corresponding decrease to receivable from Parent and goodwill when compared to the unaudited part II of Form X-17A-5 as of December 31, 2009, as amended. These adjustments had no effect on net capital or total aggregate indebtedness.

Grant Thornton

Board of Directors
Geary Securities, Inc.

Audit • Tax • Advisory
Grant Thornton LLP
211 N Robinson, Suite 1200N
Oklahoma City, OK 73102-7148
T 405.218.2800
F 405.218.2801
www.GrantThornton.com

In planning and performing our audit of the financial statements of Geary Securities, Inc., formerly Capital West Securities, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included test of such practices and procedures the we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial function relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of difference required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. .

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do no accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than theses specified parties.

Grant Thornton LLP

Oklahoma City, Oklahoma
March 9, 2010



Grant Thornton



Securities investors' protection corporation (SIPC)
agreed-upon procedures

Geary Securities, Inc.

December 31, 2009


GrantThornton

Audit • Tax • Advisory
Grant Thornton LLP
211 N Robinson, Suite 1200N
Oklahoma City, OK 73102-7148
T 405.218.2800
F 405.218.2801
www.GrantThornton.com

Report of Independent Certified Public Accountants

Board of Directors and Management
Geary Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Geary Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records, including copies of the cancelled checks and deductions from bank statements, noting no differences.

2. Compared the total revenues amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the total revenue amount reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences, except as follows:

    - Deductions item No. 2c(2) – Revenues from commodity transactions should have been reported as a deduction under item No. 2c(1) and the correct amount of the deduction should have been $100,682. The resulting assessment balance due should have been $10,075.04 instead of 9,388.41.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Oklahoma City, Oklahoma
March 9, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048259 FINRA DEC
GEARY SECURITIES INC 14*14
ATTN: DENISE HINTZE
211 N ROBINSON AVE STE 200
OKLAHOMA CITY OK 73102-7109

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 9,737.41

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (349.00)

Date Paid ______

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 9388.41

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 9.388.41

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 9.388.41

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GEARY SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

Norman Geary
(Authorized Signature)

CFO
(Title)

Dated the 21st day of January, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2010
Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,426,905
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	4,426,905
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	375,334
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	28,161
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 128,445	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	128,445
Total deductions	531,940
2d. SIPC Net Operating Revenues	$ 3,894,965
2e. General Assessment @ .0025	$ 9,737.41

(to page 1 but not less than $150 minimum)